UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Condensed Consolidated Financial Statements As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 12, 2021

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Loss

 For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2021	2020
REVENUES
Sales by Company-operated restaurants	$537,889	$587,537
Revenues from franchised restaurants	23,227	29,967
Total revenues	561,116	617,504

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(192,659)	(211,857)
Payroll and employee benefits	(114,421)	(134,199)
Occupancy and other operating expenses	(178,193)	(188,104)
Royalty fees	(27,661)	(34,124)
Franchised restaurants – occupancy expenses	(11,827)	(9,780)
General and administrative expenses	(44,966)	(48,798)
Other operating expenses income, net	1,803	2,223
Total operating costs and expenses	(567,924)	(624,639)
Operating loss	(6,808)	(7,135)
Net interest expense	(12,282)	(14,396)
Loss from derivative instruments	(1,149)	(491)
Gain from securities	—	4,247
Foreign currency exchange results	(9,348)	(32,634)
Other non-operating expenses, net	(142)	(46)
Loss before income taxes	(29,729)	(50,455)
Income tax benefit (expense)	70	(1,869)
Net loss	(29,659)	(52,324)
Less: Net income attributable to non-controlling interests	(54)	(8)
Net loss attributable to Arcos Dorados Holdings Inc.	$(29,713)	$(52,332)

Loss per share information:
Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.14)	$(0.26)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	(0.14)	(0.26)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Loss

 For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars

	2021	2020
Net loss	$(29,659)	$(52,324)
Other comprehensive loss, net of tax:
Foreign currency translation	(17,154)	(100,622)
Post-employment benefits (expenses):
Reclassification of net loss to consolidated statement of income	38	59
Post-employment benefits (net of deferred income taxes of $19 and $30)	38	59
Cash flow hedges:
Net gain recognized in accumulated other comprehensive loss	21,885	62,519
Reclassification of net gain to consolidated statement of loss	(10,940)	(47,628)
Cash flow hedges (net of deferred income taxes of $2,436 and $1,824)	10,945	14,891
Total other comprehensive loss	(6,171)	(85,672)
Comprehensive loss	(35,830)	(137,996)
Less: Comprehensive (income) loss attributable to non-controlling interests	(39)	37
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(35,869)	$(137,959)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Balance Sheet

As of March 31, 2021 and December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	March 31, 2021	As of
	(Unaudited)	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$148,292	$165,989
Accounts and notes receivable, net	72,996	94,249
Other receivables	19,588	19,946
Inventories	31,081	33,601
Prepaid expenses and other current assets	86,759	100,469
McDonald’s Corporation’s indemnification for contingencies	—	575
Derivative instruments	809	702
Total current assets	359,525	415,531
Non-current assets
Miscellaneous	70,459	72,649
Collateral deposits	2,500	2,500
Property and equipment, net	751,894	796,532
Net intangible assets and goodwill	34,903	37,046
Deferred income taxes	45,722	55,567
Derivative instruments	142,204	121,901
McDonald’s Corporation’s indemnification for contingencies	1,162	1,259
Lease right of use asset, net	764,777	790,969
Total non-current assets	1,813,621	1,878,423
Total assets	$2,173,146	$2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$182,648	$209,535
Royalties payable to McDonald’s Corporation	22,026	44,779
Income taxes payable	24,725	34,447
Other taxes payable	51,786	56,837
Accrued payroll and other liabilities	85,138	79,218
Provision for contingencies	1,888	2,024
Interest payable	16,506	11,947
Short-term debt	66	—
Current portion of long-term debt	3,882	3,129
Derivative instruments	3,485	4,727
Operating lease liabilities	55,221	56,828
Total current liabilities	447,371	503,471
Non-current liabilities
Accrued payroll and other liabilities	20,425	21,884
Provision for contingencies	24,006	24,924
Long-term debt, excluding current portion	771,485	773,445
Derivative instruments	15,266	14,534
Deferred income taxes	4,672	5,067
Operating lease liabilities	727,515	752,613
Total non-current liabilities	1,563,369	1,592,467
Total liabilities	2,010,740	2,095,938
Equity
Class A shares of common stock	386,603	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,760	11,540
Retained earnings	261,182	290,895
Accumulated other comprehensive loss	(591,016)	(584,860)
Common stock in treasury	(39,547)	(39,547)
Total Arcos Dorados Holdings Inc. shareholders’ equity	161,897	197,546
Non-controlling interests in subsidiaries	509	470
Total equity	162,406	198,016
Total liabilities and equity	$2,173,146	$2,293,954

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars

	2021	2020
Operating activities
Net loss attributable to Arcos Dorados Holdings Inc.	$(29,713)	$(52,332)
Adjustments to reconcile net loss attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	30,366	35,348
Gain of property and equipment sales	(544)	(62)
Deferred income taxes	3,932	2,674
Foreign currency exchange results	9,115	26,651
Others, net	4,399	(2,833)
Changes in assets and liabilities	(10,531)	(65,541)
Net cash provided by (used in) operating activities	7,024	(56,095)
Investing activities
Property and equipment expenditures	(17,610)	(41,190)
Purchases of restaurant businesses paid at acquisition date	—	(247)
Proceeds from sales of property and equipment and related advances	635	293
Other investing activity	1,328	(56)
Net cash used in investing activities	(15,647)	(41,200)
Financing activities
Net short-term borrowings	66	128,311
Other financing activities	(1,965)	(1,268)
Net cash (used in) provided by financing activities	(1,899)	127,043
Effect of exchange rate changes on cash and cash equivalents	(7,175)	(9,585)
(Decrease) increase in cash and cash equivalents	(17,697)	20,163
Cash and cash equivalents at the beginning of the year	$165,989	$121,880
Cash and cash equivalents at the end of the period	$148,292	$142,043

Supplemental cash flow information:
Cash paid during the period for:
Interest	$9,288	$15,520
Income tax	2,413	13,621
Non-cash investing and financing activities:
Dividend declared pending of payment	—	22,448

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the three-month period ended March 31, 2021 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock					Common stock in treasury
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Number	Amount	Total	Non- controlling interests	Total
Balances at beginning of fiscal year	132,535,761	$386,603	80,000,000	$132,915	$11,540	$290,895	$(584,860)	(5,269,988)	$(39,547)	$197,546	$470	$198,016
Net loss for the period (Unaudited)	—	—	—	—	—	(29,713)	—	—	—	(29,713)	54	(29,659)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(6,156)	—	—	(6,156)	(15)	(6,171)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	220	—	—	—	—	220	—	220
Balances at end of period (Unaudited)	132,535,761	$386,603	80,000,000	$132,915	$11,760	$261,182	$(591,016)	(5,269,988)	$(39,547)	$161,897	$509	$162,406

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the three-month period ended March 31, 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock					Common stock in treasury
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Number	Amount	Total	Non- controlling interests	Total
Balances at beginning of fiscal year	132,063,631	$383,204	80,000,000	$132,915	$13,375	$471,149	$(519,505)	(7,993,602)	$(60,000)	$421,138	$428	$421,566
Net loss for the period (Unaudited)	—	—	—	—	—	(52,332)	—	—	—	(52,332)	8	(52,324)
Other comprehensive loss (Unaudited)	—	—	—	—	—		(85,627)	—	—	(85,627)	(45)	(85,672)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share) (Unaudited)	—	—	—	—	—	(22,448)	—	—	—	(22,448)	—	(22,448)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(286)	—	—	—	(286)	—	(286)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	590	—	—	—	—	590	—	590
Balances at end of period (Unaudited)	132,063,631	$383,204	80,000,000	$132,915	$13,965	$396,083	$(605,132)	(7,993,602)	$(60,000)	$261,035	$391	$261,426

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

COVID -19

On March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization’s (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. In order to comply with these government measures, the Company closed all restaurants in some territories for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of the Company’s entire restaurant footprint was fully closed. These limitations have significantly disrupted the Company’s business operations with a negative impact on its financial results, including a decline in revenues as well as cash from operations. Beginning in the middle of April and through the end of 2020, maintaining the operating hours and/or occupancy restrictions imposed by the governments, the Company steadily began re-opening restaurants and was able to resume operating at least one sales channel, such as drive-thru, delivery and/or take out in nearly all of the Company’s restaurants, as well as, the vast majority of our dessert centers. However, during the three-month period ended March 31, 2021, due to the ongoing and dynamic nature of the COVID-19 pandemic, additional periods of government-imposed operating restrictions to slow the spread of the virus have been implemented limiting the Company’s business operation along the region.

Since March 2020, the Company has implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. The Company expects to continue with cash preservation measures while the environment remains dynamic. Regarding liquidity, as the cash flow from operations stabilized during the second quarter of 2020 and sequential sales recovery continue quarter by quarter, the Company does not expect significant increases in short-term debt. However, all short-term lines are available if needed.

During 2020, McDonald’s granted the Company a deferral of all the royalty payments due related to sales from March to July until the first half of 2021; a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3%.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1. Organization and nature of business (continued)

COVID -19 (Continued)

Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic. Government measures include: modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income. The Company fulfils all the terms and conditions required by the governments to maintain the benefits granted. Although as of March 31, 2021, some of the government measures continued in force, the Company cannot predict the extent or duration of current or forthcoming programs.

Although vaccination has started in the region providing a foreseeable transition to normalcy, the COVID-19 virus is still spreading aggressively and continues to negatively impact Company’s business operations. As a consequence, the Company continues to closely monitor the significance of the disruption along the territories to consider it as an indicator of impairment.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2020.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the three-month period ended March 31, 2021 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of (loss) income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation; Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020 ). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. See Note 13 for information about foreign currency restrictions in Venezuela.

Recent accounting pronouncements

No new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

As of
	March 31, 2021	As of
	(Unaudited)	December 31, 2020
Bank overdrafts	$66	$—
	$66	$—

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

Revolving credit facility

On December 11, 2020, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2021. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at LIBOR plus 3% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to: maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million.; and (ii) comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA ratio lower than:

As of December 31, 2020	9.5
As of March 31, 2021	15.25
As of June 30, 2021	5.25
As of September 30, 2021	4.25

As of March 31, 2021, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 8.18 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

5.	Long-term debt

Long-term debt consists of the following:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5. Long-term debt (continued)

	As of
	March 31, 2021	As of
	(Unaudited)	December 31, 2020
2027 Notes	$553,354	$553,354
2023 Notes	216,593	216,593
Finance lease obligations	5,509	5,941
Other long-term borrowings	8,973	10,199
Subtotal	784,429	786,087
Discount on 2023 Notes	(1,045)	(1,147)
Discount on 2027 Notes	(7,055)	(7,358)
Premium on 2023 Notes	388	427
Premium on 2027 Notes	3,079	3,206
Deferred financing costs	(4,429)	(4,641)
Total	$775,367	$776,574
Current portion of long-term debt	3,882	3,129
Long-term debt, excluding current portion	$771,485	$773,445

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of
	Annual interest rate	Currency	March 31, 2021 (Unaudited)	December 31, 2020	Maturity
2027 Notes	5.875%	USD	$553,354	$553,354	April 4, 2027
2023 Notes	6.625%	USD	216,593	216,593	September 27, 2023

The following table presents additional information for the three-month periods ended March 31, 2021 and 2021:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
2027 Notes	$8,127	$3,892	$162	$74	$175	$—
2023 Notes	3,587	5,765	50	80	63	101

(i)	These charges are included within "Net interest expense" in the consolidated statements of loss.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (Continued)

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched a second cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the second cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

On September 15, 2020 the Company launched an offer to exchange any and all of 2023 Notes for an additional issuance of 2027 Notes that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 Notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. Eligible holders who validly tendered their 2023 Notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. In addition, any fractional portion of the 2027 Notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash.

As of September 28, 2020, the early participation date, the Company accepted to exchange $126,801 of 2023 Notes, representing 36.43% of the outstanding principal amount of the 2023 Notes. In addition, on October 13, 2020, the Company accepted to exchange $4,675, representing 1.34% of the outstanding principal amount of 2023 Notes. On October 15, 2020, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest related to the early participation and $4,686 of 2027 Notes, paid $12.4 for fractional portion and $7.1 for unpaid interest related to the exchange after the early participation date.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company incurred $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which were capitalized as DFC and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (Continued)

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2021 and December 31, 2020:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	As of March 31, 2021 (Unaudited)	As of December 31, 2020	Balance Sheets Location	As of March 31, 2021 (Unaudited)	As of December 31, 2020
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$63	$—	Accrued payroll and other liabilities	$(315)	$(1,264)
Cross-currency interest rate swap	Derivative instruments	104,548	86,534	Derivative instruments	(3,094)	(6,194)
Call spread	Derivative instruments	19,878	21,858	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	6,366	3,591	Derivative instruments	—	—
Subtotal		$130,855	$111,983		$(3,409)	$(7,458)
Derivatives not designated as hedging instruments
Call spread	Derivative instruments	4,571	3,798	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	202	Derivative instruments	(5,822)	(5,017)
Call Spread + Coupon-only swap	Derivative instruments	7,650	6,620	Derivative instruments	(9,835)	(8,050)
Subtotal		$12,221	$10,620		$(15,657)	$(13,067)
Total derivative instruments		$143,076	$122,603		$(19,066)	$(20,525)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of March 31, 2021, the Company had forward contracts outstanding with a notional amount of $18,410 that mature during 2021.

The Company made net (payments) collections totaling $(345) and $545 during the three-month periods ended March 31, 2021 and 2020, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $1,783 and $2,615 of net interest during the three-month periods ended March 31, 2021 and 2020, respectively.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all the variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

	Nominal Amount		Strike price
Bank	Currency	Amount	Call option written	Call option bought	Maturity
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

The Company made net collections (payments) of $170 and $(459) of net interest during the three-month periods ended March 31, 2021 and 2020 respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive (loss) income for the three-month periods ended March 31, 2021 and 2020 for each type of derivative relationship:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Unaudited)		(Gain) Loss Reclassified from Accumulated OCI into (Loss) Income (i) (Unaudited)
	2021	2020	2021	2020
Forward contracts	$667	$3,430	$345	$(545)
Cross-currency interest rate swaps	23,394	61,466	(13,825)	(42,069)
Call Spread	(261)	5,576	(61)	(20,488)
Coupon-only swap	3,352	9,464	(230)	(119)
Total	$27,152	$79,936	$(13,771)	$(63,221)

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

The net gain recognized in income, related to cross-currency interest rate swaps is presented as follows:

	For the three-month periods ended March 31,
Adjustment to:	2021 (Unaudited)	2020 (Unaudited)
Foreign currency exchange results	$14,372	$42,513
Net interest expense	(547)	(444)
Total	$13,825	$42,069

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

In October 2020, the Company´s Brazilian subsidiary entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Gain (loss) from derivative instruments". These agreements are:

–	A call spread with JPMorgan. It consists of a combination of two call options likewise the ones previously mention. This agreement matures in April 2027.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

 6. Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$30,000	8.20	5.62

–	A coupon-only swap with JP Morgan that matures in April 2027.

The following table presents information related to the terms of the agreements:

Payable			Receivable			Interest payment
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate	dates
BRL	168,690	CDI + 2.42%	$	30,000	5.46%	April 30/ October 31

(i)	“CDI” Certificados de Depósitos Interbancários

–	A combination of call spread + coupon only swap into one agreement with Itau Unibanco S.A, that matures in April 2027.

The following tables present information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$50,000	8.20	5.62

Payable			Receivable			Interest payment
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate	dates
BRL	281,150	CDI + 2.47%	$	50,000	5.46%	April 30/ October 31

(i)	“CDI” Certificados de Depósitos Interbancários

In addition, for the three-month period ended March 31, 2021, the Company made net payments amounting to $39 related to certain forward contracts entered during previous year.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which is totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability was remeasured on a monthly basis until settlement. This liability award plan expired on May 2020.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $220 and $590 during the three-month periods ended March 31, 2021 and 2020, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of loss.

Stock Options

The following table summarizes the activity of stock options units as of March 31, 2021:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2020	176,768	8.58	1.98
Outstanding at March 31, 2021	176,768	8.58	1.98
Exercisable at March 31, 2021	176,768	8.58	1.98

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

Stock Options (Continued)

The following table provides a summary of outstanding stock options at March 31, 2021:

Vested (i)
Number of units outstanding	176,768
Weighted-average grant-date fair market value per unit	1.98
Total grant-date fair value	350
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	350

(i)	Related to exercisable awards.

Restricted Share Units

The following table summarizes the activity of restricted share units during the three-month period ended March 31, 2021:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2020	451,198	7.80
Outstanding at March 31, 2021	451,198	7.80
Exercisable at March 31, 2021	—	—

As of March 31, 2021, there were 10,392, 3,032 and 2,775 Class A shares, amounting to $79, $19 and $17, pending of issuance in connection with the partial vestings 2020, 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at March 31, 2021:

Number of units outstanding (i)	451,198
Weighted-average grant-date fair market value per unit	7.80
Total grant-date fair value	3,519
Weighted-average accumulated percentage of service	86.7%
Stock-based compensation recognized in Additional paid-in capital	3,051
Compensation expense not yet recognized (ii)	468

(i)	Related to awards that will vest between fiscal years 2021 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 0.6 years.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth anniversary from the date of grant. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. On December 2020, the Company implemented a new Phantom RSU type two with 65,440 units at a price of $4.89 that vest 100% at May 2021.

The total compensation expense (benefit) as of March 31, 2021 and 2020 amounts to $715 and $(900), respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of loss. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of March 31, 2021:

Units
Outstanding at December 31, 2020	1,690,484
Forfeited	(1,475)
Outstanding at March 31, 2021	1,689,009

The following table provides a summary of the plan at March 31, 2021:

Total Non-vested (i)
Number of units outstanding	1,689,009
Share price as of March 31, 2021	5.09
Total fair value of the plan	8,597
Weighted-average accumulated percentage of service	46.89%
Accrued liability (ii)	4,031
Compensation expense not yet recognized (iii)	4,566

Phantom RSU Award (continued)

(i)	Related to awards that will vest between fiscal years 2021 and 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 2.81 years.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, on occasions, McDonald’s provides the Company with support in order to encourage the Company´s growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company gross sales on Advertising and Promotion activities.

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, during 2020, McDonald’s granted the Company a deferral of all the royalty payments due related to sales from March to July 2020 until the first half of 2021; a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3% in 2021.

For the three months period ended June 2020 to March 2021, the Company was not in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

March 31, 2021 (Unaudited)
Fixed Charge Coverage Ratio	0.93
Leverage Ratio	7.85

However, McDonald’s Corporation granted the Company limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2021, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Commitments (continued)

In addition, ADBV maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (Itaú) amounting to $15 million and JPMorgan amounting to $20 million. They can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and Itaú letters and 4.5 for JPMorgan letter. For the three-month period ended March 31, 2021, the ratio was 6.13, therefore ADBV was not in compliance with these ratios. However, ADBV received waivers from each of its lenders under these letters of credit if any event of default occurs for compliance with the applicable ratios from December 31, 2020 through and including March 31, 2021 for Itaú Unibanco and JPMorgan; and from December 31, 2020 through and including December 31, 2021 for Credit Suisse. If ADBV is unable to comply with the conditions of the waivers or to obtain further waivers for future non-compliance with any terms of the letters of credit and its lenders terminate the letters of credit, we would be in breach of our obligations under the MFAs, if ADBV cannot replace the instrument or use cash as collateral.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2021 and December 31, 2020, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $25,894 and $26,948, respectively, presented as follow: $1,888 and $2,024 as a current liability and $24,006 and $24,924 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	March 31, 2021	As of
	(Unaudited)	December 31, 2020
Tax contingencies in Brazil	$10,776	$10,662
Labor contingencies in Brazil	13,400	14,514
Others	9,158	9,907
Subtotal	33,334	35,083
Judicial deposits	(7,440)	(8,135)
Provision for contingencies	$25,894	$26,948

As of March 31, 2021, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $219 million and $243 million.

As of March 31, 2021, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $168 million, related to assessments for the fiscal years 2009 to 2016. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At March 31, 2021, the provision for contingencies includes $1,162 ($1,259 at December 31, 2020), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$203,251	$284,382
Caribbean division	117,326	89,195
NOLAD	89,782	96,052
SLAD	150,757	147,875
Total revenues	$561,116	$617,504

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$13,540	$29,171
Caribbean division	11,386	5,085
NOLAD	3,188	5,092
SLAD	8,866	1,416
Total reportable segments	36,980	40,764
Corporate and others (i)	(13,050)	(12,241)
Total adjusted EBITDA	$23,930	$28,523

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$23,930	$28,523

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(30,366)	(35,348)
Gains from sale or insurance recovery of property and equipment	670	52
Write-offs of property and equipment	(1,042)	(362)
Operating loss	(6,808)	(7,135)

(Less) Plus:
Net interest expense	(12,282)	(14,396)
Loss from derivative instruments	(1,149)	(491)
Gain from securities	-—	4,247
Foreign currency exchange results	(9,348)	(32,634)
Other non-operating expenses, net	(142)	(46)
Income tax benefit (expense)	70	(1,869)
Net income attributable to non-controlling interests	(54)	(8)
Net loss attributable to Arcos Dorados Holdings Inc.	$(29,713)	$(56,579)

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$13,371	$17,990
Caribbean division	5,434	5,206
NOLAD	5,320	5,790
SLAD	5,220	5,109
Total reportable segments	29,345	34,095
Corporate and others (i)	1,322	1,548
Purchase price allocation (ii)	(301)	(295)
Total depreciation and amortization	$30,366	$35,348

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$8,015	$21,253
Caribbean division	1,779	2,771
NOLAD	193	4,431
SLAD	7,623	12,735
Total property and equipment expenditures	$17,610	$41,190

	As of
	March 31,
	2021	December 31,
	(Unaudited)	2020
Total assets:
Brazil	$982,640	$1,102,009
Caribbean division	400,679	420,481
NOLAD	402,112	412,045
SLAD	383,917	372,974
Total reportable segments	2,169,348	2,307,509
Corporate and others (i)	109,324	95,802
Purchase price allocation (ii)	(105,526)	(109,357)
Total assets	$2,173,146	$2,293,954

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of March 31, 2021 and December 31, 2020, corporate assets primarily includes cash and cash equivalents, corporate derivatives, and lease right of use.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding lease right of use) and goodwill and the corresponding depreciation. As of March 31, 2021 and December 31, 2020 primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $751,894, at March 31, 2021; and $796,532 at December 31, 2020. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At March 31, 2021 and December 31, 2020, the Company issued 212,535,761 shares with no par value, consisting of 132,535,761 Class A shares and 80,000,000 Class B shares for each period.

At March 31, 2021 and December 31, 2020, the Company has 5,269,988 shares in treasury.

Therefore, at March 31, 2021 the Company had 207,265,773 shares outstanding, consisting of 127,265,773 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 3, 2020 the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.11 per share, to be paid in three installments ($0.05, $0.03 and $0.03 in April, August and December, respectively). On July 6, 2020 the Company cancelled the two remaining cash dividend payments and approved a stock dividend to all Class A and Class B. Finally, during 2020 the Company distributed cash dividend amounting to $10,204 and stock dividend amounting to 2,723,614 shares ($16 paid cash for fractional shares). As of March 31, 2021 the Company did not declare a dividend distribution to its shareholders.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of March 31, 2021 and their related activity during the three-month period ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2020	$(587,804)	$3,443	$(499)	$(584,860)
Other comprehensive (loss) income before reclassifications (Unaudited)	(17,139)	21,885		4,746
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of loss (Unaudited)	—	(10,940)	38	(10,902)
Net current-period other comprehensive (loss) income (Unaudited)	(17,139)	10,945	38	(6,156)
Balances at March 31, 2021 (Unaudited)	$(604,943)	$14,388	$(461)	$(591,016)

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of March 31, 2020 and their related activity during the three-month periods ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2019	$(511,445)	$(7,520)	$(540)	$(519,505)
Other comprehensive (loss) income before reclassifications (Unaudited)	(100,577)	62,519	—	(38,058)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(47,628)	59	(47,569)
Net current-period other comprehensive (loss) income (Unaudited)	(100,577)	14,891	59	(85,627)
Balances at March 31, 2020 (Unaudited)	$(612,022)	$7,371	$(481)	$(605,132)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Loss per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net loss per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Net loss attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(29,713)	$(52,332)
Weighted-average number of common shares outstanding - Basic	207,265,773	204,070,029
Incremental shares from assumed exercise of stock options (i)	—	—
Incremental shares from vesting of restricted share units	327,919	632,673
Weighted-average number of common shares outstanding - Diluted	207,593,692	204,702,702

Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.14)	$(0.26)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.14)	$(0.26)

(i)	Options to purchase shares of common stock were outstanding during the three-month periods ended March 31, 2021 and 2020. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe and Martinique (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of March 31, 2021 and December 31, 2020:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

	As of
	March 31,
	2021	December 31,
	(Unaudited)	2020
Accounts and notes receivable, net	$295	$272
Other receivables	3,411	2,392
Miscellaneous	3,614	3,665
Accounts payable	(6,176)	(6,378)

The following table summarizes the transactions between the Company and the Axionlog Business for the three-month periods ended March 31, 2021 and 2020:

	For the three-month periods ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Food and paper (i)	$(38,286)	$(40,256)
Occupancy and other operating expenses	(1,165)	(1,175)

(i)	Includes $8,683 of distribution fees and $29,603 of suppliers purchases managed through the Axionlog Business for the three-month period ended March 31, 2021; and, $8,530 and $31,713, respectively, for the three-month period ended March 31, 2020.

As of March 31, 2021 and December 31, 2020, the Company had the following outstanding balances Lacoop, A.C and Lacoop II, S.C: other receivables totaling $1,724 and $1,761, respectively, and accounts payable totaling $(673) and $(508), respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VES), held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations, including different mechanisms to access foreign currency. During 2019, the Central Bank of Venezuela permitted financial institution to participate as intermediaries in foreign currency operations.

Revenues and operating (loss) of the Venezuelan operations were $1,279 and ($1,876), respectively, for the three-month period ended March 31, 2021; and $1,597 and ($1,843), respectively, for the three-month period ended March 31, 2020.

As of March 31, 2021, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $9.3 million (mainly fixed assets).

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during three-month period ended March 31, 2021.

The Company’s Venezuelan operations continue to be impacted by country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations would be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports; the continued migration or the high level of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.	Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Disclosures about fair value of financial instruments (continued)

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	March 31, 2021 (Unaudited)	December 31, 2020	March 31, 2021 (Unaudited)	December 31, 2020	March 31, 2021 (Unaudited)	December 31, 2020	March 31, 2021 (Unaudited)	December 31, 2020
Assets
Cash equivalents	$91,030	$106,856	$—	$—	$—	$—	$91,030	$106,856
Derivatives	$—	$—	$143,076	$122,603	$—	$—	$143,076	$122,603
Total Assets	$91,030	$106,856	$143,076	$122,603	$—	$—	$234,106	$229,459
Liabilities
Derivatives			$19,066	20,525			$19,066	$20,525
Total Liabilities	$—	$—	$19,066	20,525	$—	$—	$19,066	$20,525

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At March 31, 2021, the fair value of the Company’s short term and long-term debt was estimated at $825,055, compared to a carrying amount of $791,939. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Disclosures about fair value of financial instruments (continued)

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of March 31, 2021, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.